DRYSHIPS ANNOUNCES COMPLETION OF THE "ATM" EQUITY OFFERING

ATHENS, GREECE – December 3, 2010 - DryShips Inc. (the "Company" or "DryShips"), a global provider of marine transportation services for drybulk cargoes and off-shore contract drilling oil services, announced today the completion of the ATM Equity OfferingSM in which the Company raised gross proceeds of approximately $350 million since commencing the offering pursuant to the prospectus supplement filed on September 7, 2010. Deutsche Bank Securities Inc. acted as sales agent in the offering. Following the completion of the program, the Company has approximately 333,549,777 common shares outstanding, excluding 36,100,000 shares lent to our underwriters under our share lending agreements.

About DryShips

DryShips Inc., based in Greece, is an owner and operator of drybulk carriers and offshore ultra deepwater drilling units that operate worldwide. As of the day of this release, DryShips owns a fleet of 39 drybulk carriers (including newbuildings), comprising 7 Capesize, 30 Panamax and 2 Supramax, with a combined deadweight tonnage of over 3.5 million tons and 6 offshore ultra deepwater drilling units, comprising of 2 ultra deepwater semisubmersible drilling rigs and 4 ultra deepwater newbuilding drillships.

DryShips's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "DRYS."

Visit the Company's website at www.dryships.com.

Investor Relations / Media:

Nicolas Bornozis
Capital Link, Inc. (New York)
Tel. 212-661-7566
E-mail: dryships@capitallink.com